

January 27, 2012

<u>Via E-mail</u>
Gordon C. Brooks
Senior Vice President and Chief Financial Officer
Blue Coat Systems, Inc.
420 North Mary Avenue
Sunnyvale, California 94085

  Re: Blue Coat Systems, Inc.
    Form 10-K for the Fiscal Year Ended April 30, 2011
    Filed June 8, 2011
    File No. 0-28139

Dear Mr. Brooks:

   We refer you to our comment letter dated December 15, 2011, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Barbara Jacobs
    Assistant Director
    Division of Corporation Finance